Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

June 27, 2011

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J202 dated June 22, 2011 relating to Capped Knock-Out Notes due July 26, 2012 Linked to the iShares® MSCI EAFE® Index Fund. (the “Pricing Supplement”), to the underlying supplement dated June 24, 2010 relating to Medium-Term Notes and Warrants (the “Underlying Supplement”), to the product supplement dated March 25, 2009 relating to Index Knock-Out Notes Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket (“the Product Supplement”), to the prospectus supplement dated March 25, 2009 (“the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP